Exhibit 4.7

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) dated as of February 11, 2019 is made and entered into by and between Immuron Limited, a company incorporated under the laws of Australia (the “Company”), and Gary Jacob an individual (the “Executive”).

WITNESSETH:

The Company desires to employ Executive and Executive wishes to be employed by the Company, upon the terms and conditions set forth in this Agreement.

In consideration of the mutual promises and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Employment. The Company hereby agrees to employ Executive and Executive hereby accepts such continued employment and agrees to perform Executive’s duties and responsibilities in accordance with the terms and conditions hereinafter set forth.

1.1 Duties and Responsibilities. Executive shall serve as the Chief Executive Officer of the Company. During the Employment Term (as defined in Section 1.2 hereof), Executive shall perform all duties and accept all responsibilities incident to such position and other appropriate duties as may be assigned to Executive by the Company’s Board of Directors (the “Board”) from time to time and all employees of the Company will report to Executive or his, direct or indirect, subordinate, provided the chief financial officer, general counsel and chief compliance officer (or persons performing substantially similar functions) will also report to the Board (and/or one of its committees) on a dotted line basis. In addition, Executive will be appointed to the Board on the Effective Date, as defined below, and nominated for election upon expiration of his term as a director while he serves as Chief Executive of the Company. The Board shall retain full direction and control of the manner, means and methods by which Executive performs the services for which he is employed hereunder and of the place or places at which such services shall be rendered. The Company shall provide Executive reasonable office space and staff assistance (and such other staff as) appropriate for Executive’s position and adequate for the performance of his duties and responsibilities in New York City, which location shall be Executive’s primary work location.

1.2 Employment Term. The term of Executive’s employment under this Agreement shall commence as of February 11, 2019 (the “Effective Date’’) and shall continue for thirty-six (36) months, unless earlier terminated in accordance with Section 4 hereof. The term of Executive’s employment shall be automatically renewed for successive one (1) year periods until Executive or the Company delivers to the other party a written notice of their intent not to renew the Employment Term such written notice to be delivered at least sixty (60) days prior to the expiration of the Employment Term. The period commencing as of the Effective Date and ending thirty-six (36) months thereafter or such later date to which the term of Executive’s employment under the Agreement shall have been extended is referred to herein as the “Employment Term.”

1.3 Extent of Service. During the Employment Term, Executive agrees to use Executive’s best efforts to carry out the duties and responsibilities under Section 1.1 hereof and to devote substantially all Executive’s business time, attention and energy thereto, and Executive may not serve as a director on any entity’s board of directors without prior written consent of the Company’s Board, which consent may be withheld by the Company in its sole and absolute discretion; provided, however, he will be permitted to (i) engage in charitable and civic activities, (ii) serve on up to two outside boards of for-profit entities which do not compete or otherwise are adverse in interest to the Company or any of its affiliates, and (iii) manage his personal and family financial matters and investments, in each case, to the extent such activities do not individually or in the aggregate materially interfere with Executive’s duties and responsibilities to the Company or create any actual or potential conflict of interests with the Company’s business.

1.4 Base Salary. The Company shall pay Executive a base salary (the “Base Salary”) at the annual rate of $350,000 (U.S.), payable at such times as the Company customarily pays its other senior level executives (but in any event no less often than monthly). Executive’s Base Salary may be increased, by the Board in its sole and absolute discretion, in which case all references to Base Salary in this Agreement shall refer to such increased or decreased amount.

1.5 Cash Incentive Compensation. For each fiscal year of the Company which began during the Employment Term (i.e., starting with the fiscal year which will begin on July 1, 2019) and for portion of the Company’s fiscal year which ends on June 30, 2019, Executive shall be eligible to receive an annual cash bonus (“Annual Bonus”) of up to 50% of the Base Salary (the “Target Bonus”). The Annual Bonus will be subject to the achievement of Company and individual performance goals established by the Board or the committee thereof in consultation with the Executive. The actual amount of the Annual Bonus, if any, will be determined in the good faith discretion of the Board (or the committee thereof) based on achievement of performance goals. Except as otherwise provided herein, Executive must be employed by the Company on June 30 of the applicable fiscal year of the Company for which the Annual Bonus is payable in order to earn and receive such Annual Bonus. Any earned Annual Bonus will be subject to standard payroll deductions and withholdings, and paid no later than September 14 of the fiscal year following the fiscal year for which it was earned.

1.6 Equity Incentive Compensation. The Company will grant Executive within 30 days of the Effective Date 5,000,000 stock options (the “Options”) pursuant to the Company’s stock option plan with an exercise price per share equal to AUD50 cents/share of Company’s common stock. Options shall have a term of five (5) years. Options will expire earlier upon Executive’s resignation without Good Reason or termination for Cause.

1.7 Other Benefits. During the Employment Term, Executive shall be entitled to participate in the vacation and paid time off policies of the Company, as in effect from time to time, on the same basis as other similarly situated senior executives of the Company, provided that Executive shall have no less than four (4) weeks of vacation and ten (10) days of sick/carer’s leave per annum. The Executive is entitled to take paid long service leave in accordance with the statutory rules applying in Australia.

1.8 Reimbursement of Expenses. Executive shall be provided with reimbursement of reasonable and necessary expenses related to Executive’s employment by the Company on a basis no less favorable than that which may be authorized from time to time by the Board, in its sole and absolute discretion, for senior level executives as a group, subject to Executive’s itemization and substantiation of such expenses.

1.9 Legal Expenses. Executive shall be reimbursed all of his legal fees up to a maximum of US$10,000 incurred in connection with negotiation of this Agreement and related equity documents. The Company will pay any stamp duty assessed on or in relation to this Agreement.

1.10 Indemnification. Except in the case of Executive acts described in paragraphs (B), (C), and (D) of section 4.4, clause.(ii) of this Agreement, Executive shall be entitled to be indemnified to the fullest extent permitted by law for any actions or omissions he undertook in connection with the performance of his duties hereunder and shall be entitled to advancement of expenses related to defense or prosecution of any actions, suits or proceedings. Executive will be covered by the directors and officers insurance coverage maintained by the Company for its directors and officers including coverage for actions, suits or proceedings brought after Executive’s employment with the Company but relating to periods during his employment with the Company. The provisions of this paragraph will survive termination of Executive’s employment and will remain in effect through any applicable statutes of limitation.

2. Confidential Information. Executive recognizes and acknowledges that by reason of Executive’s employment by and service to the Company before, during and, if applicable, after the Employment Term, Executive will have access to certain confidential and proprietary information relating to the Company’s business, which may include, but is not limited to, trade secrets, trade “know-how,’’ product development techniques and plans, formulas, customer lists and addresses, financing services, funding programs, cost and pricing information, marketing and sales techniques, strategy and programs, computer programs and software and financial information (collectively referred to herein as “Confidential Information”). Executive acknowledges that such Confidential Information is a valuable and unique asset of the Company and Executive covenants that he will not, unless expressly authorized in writing by the Company, at any time during the course of Executive’s employment use any Confidential Information or divulge or disclose any Confidential Information to any person, firm or corporation except in connection with the performance of Executive’s duties for and on behalf of the Company and in a manner consistent with the Company’s policies regarding Confidential Information. Executive also covenants that at any time after the termination of such employment he will not, directly or indirectly, use any Confidential Information or divulge or disclose any Confidential Information to any person, firm or corporation, unless (a) such information is in the public domain through no fault of Executive; (b) when required to do so by a court of law, by any governmental agency having supervisory authority over the business of the Company or by any administrative or legislative body (including a committee thereof) with apparent jurisdiction to order Executive to divulge, disclose or make accessible such information; (c) to Executive’s attorney and a court of law with proper jurisdiction or arbitrator to the extent necessary to defend or establish any claim the Company has brought against Executive or that Executive may have against the Company. All Confidential Information (including, without limitation, in any computer or other electronic format) which comes into Executive’s possession during the course of Executive’s employment shall remain the property of the Company. Unless expressly authorized in writing by the Company, Executive shall not remove any Confidential Information from the Company’s premises, except in connection with the performance of Executive’s duties for and on behalf of the Company and in a manner consistent with the Company’s policies regarding Confidential Information. Upon termination of Executive’s employment, Executive agrees to immediately return to the Company all Confidential Information (including, without limitation, in any computer or other electronic format) in Executive’s possession and all other property of the Company and its affiliates in Executive’s possession including, but not limited to, all Company-owned computer equipment (hardware and software), telephones, facsimile machines, tablet computers and other communication devices, credit cards, office keys, security access cards, badges, identification cards and all copies (including drafts) of any documentation or information (however stored) relating to the business of the Company and its affiliates, its current or prospective customers, clients, products or services provided that Executive may retain (x) Executive’s personal financial, insurance, identification and health records or documents and (y) the contact information of his personal contacts and any portion of his personal correspondence to the extent such retained portion does not contain Confidential Information.

3. Non-Competition; Non-Solicitation.

3.1 Non-Compete. Executive hereby acknowledges that during the Employment Term, Executive shall have access to important Company Confidential Information, customers, suppliers and employees and shall become knowledgeable about the Company’s business operations, all of which are vital to the Company’s competitiveness in the markets in which it operates. Executive therefore covenants and agrees that during the Employment Term and for a period of 1 year thereafter (the “Restricted Period”), Executive will not, without the prior written consent of the Company, directly or indirectly, on his own behalf or in the service or on behalf of others, whether or not for compensation, engage in any business activity, or have any interest in any person, firm, corporation or business, through a subsidiary or parent entity or other entity (whether as a shareholder, agent, joint venturer, security holder, trustee, partner, executive, creditor lending credit or money for the purpose of establishing or operating any such business, partner or otherwise) with any Competing Business in the Covered Area. For the purpose of this Section 3.1, (i) “Competing Business” means any biotechnology or pharmaceutical company, any contract manufacturer, any research laboratory or other company or entity (whether or not organized for profit) that has, or is seeking to develop, one or more products or therapies that is related to, similar to or otherwise competitive with those offered or provided by the Company and (ii) “Covered Area” means all geographical areas of the United States, Australia and other jurisdictions where Company then has offices and/or sells its products directly or indirectly through distributors and/or other sales agents. Notwithstanding anything in Section 3.1 to the contrary, nothing in this Agreement shall prohibit Executive from (a) being a passive owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded so long as Executive does not have any active participation in the business of such corporation, or (b) being a passive investor in a hedge fund, private equity fund or other similar alternative investment vehicles so long as such investment represents less than 2% of the equity interests in any such fund or vehicle and Executive does not work for, provide services to, consult with, or play any active role in the activities of such fund or vehicle, its investment manager or any of their respective investments. any active role in such lines of

3.2 Non-Solicitation. Executive further agrees that during the Restricted Period, Executive will not (a) solicit or induce, or attempt to solicit or induce, any person or entity that is at the time of the termination of employment, a supplier of the Company and/or its affiliates to divert all or any part of such person or entity’s business from the Company or any of its affiliates to any other person, entity or competitor, (b) induce or attempt to induce, directly or indirectly. any person to leave his or her employment or service with the Company and/or its affiliates, (c) hire any employee or independent contractor of the Company and/or its affiliates, or (d) assist any other person or entity in any way to do, or attempt to do, anything prohibited by Section 3.2 (a), (b) or (c). The foregoing will not prohibit Executive from (1) soliciting or hiring the individual who served as his personal secretary as of the last day of the Employment Term; (2) providing general advice or serving solely as a third-party reference for any employee of the Company upon such employee’s or such employee’s potential employer’s request, so long as in serving as a reference Executive does not take any actions that encourage such employee to terminate his or her employment with the Company and the potential employer to which Executive is providing the reference is unrelated to Executive, (3) during the Employment Term, encouraging an employee to leave employment with the Company in the good faith performance of Executive’s duties to the Company, for example, as part of Executive’s responsibility to terminate the employee’s employment, or (4) general advertisement or solicitation for employment that does not target and is not specifically directed at employees of the Company.

3.3 Tolling; Remedies. Executive acknowledges and agrees that his obligations provided herein are necessary and reasonable in order to protect the Company and its affiliates and their respective business and Executive expressly agrees that monetary damages would be inadequate to compensate the Company and/or its affiliates for any breach by Executive of his covenants and agreements set forth herein. Accordingly, Executive agrees and acknowledges that any such violation or threatened violation of Sections 2, 3.1, 3.2 will cause irreparable injury to the Company and that, in addition to any other remedies that may be available, in law, in equity or otherwise, the Company and its affiliates shall be entitled to obtain injunctive relief against the threatened breach of Sections 2, 3.1, 3.2 or the continuation of any such breach by Executive without the necessity of proving actual damages. If Executive breaches Sections 2, 3.1, 3.2, the Company shall be entitled to cease making any severance payments being made pursuant to this Agreement.

4. Termination:

4.1 Termination Without Cause or for Good Reason.

(a) If this Agreement (1) expires as a result of the Company’s provision of written notice to Executive of its election not to renew the Employment Term in accordance with Section 1.2 hereof or (2) is terminated by the Company other than for Cause (as defined in Section 4.4 hereof) or as a result of Executive’s death or permanent disability , or by Executive for Good Reason (as defined in Section 4.1(b) hereof) (each, a “Qualifying Termination”), Executive shall receive (i) accrued but unpaid Base Salary through the termination date, payable in accordance with the Company’s then current payroll practices, but no later than 30 days following Executive’s termination date, (ii) reimbursement of any unreimbursed business expenses incurred prior to the termination date in accordance with the terms and conditions of the applicable expense reimbursement policy of the Company, as in effect from time to time, (iii) other vested rights and benefits (including with respect to Executive’s equity interests in the Company) to which Executive is otherwise entitled pursuant to applicable law or pursuant to the terms and conditions of the applicable plans and agreements governing such rights and benefits and (iv) the Annual Bonus, if any, for the year ending immediately prior to the year in which the termination date occurs that Executive would have earned based on actual performance to the extent not already paid to Executive prior to the termination date pursuant to Section 1.5 of this Agreement, which shall be payable when it otherwise would have been payable pursuant to Section 1.5 (collectively, the “Accrued Obligations”). Notwithstanding anything herein to the contrary, Options shall be treated in accordance with Section 1.6. For purposes of this Agreement, “Severance Period” means (1) a period of three months, if termination occurs during the first year of the Employment Term, (2) a period of six months, if termination occurs following the first year of the Employment Term if Company’s market capitalization exceeded at any time prior to such termination AUD50,000,000, and (3) twelve months, if termination occurs following the second year of the Employment Term if Company’s market capitalization exceeded at any time prior to such termination AUD75,000,000 dollars. Further, provided Executive timely executes a general release of all claims against the Company in a form attached hereto as Exhibit A (a “Release’’) and the Release becomes effective within 60 days following the date of Executive’s termination, then Executive shall receive or commence receiving the following additional payments (the “Severance Payment”):

(i) continuation of Executive’s Base Salary (disregarding any reduction to Executive’s Base Salary that may give rise to a termination by Executive for Good Reason) during the Severance Period, which shall be paid to Executive in the same manner as Executive received his Base Salary (that is, by direct deposit or check, as applicable) in substantially equal installments; provided, however, that if the 60 day period for the Release to become effective begins in one calendar year and ends in a second calendar year, the first installment of the Severance Payment shall not be paid until the second calendar year and shall include all amounts that would have been paid prior to such date if such delay had not applied; and

(ii) pro-rata Target Bonus.

(b) For purposes of this Agreement, “Good Reason” shall mean any of the following (without Executive’s express prior written consent):

(i) a material diminution in Executive’s duties, authority and responsibilities;

(ii) a material diminution in Executive’s Base Salary or target Annual Bonus opportunity;

(iii) a requirement that Executive report to anyone other than the Board;

(iv) a material breach by the Company of the terms of this Agreement or any other material written agreement between Executive and the Company; or

(v) the relocation of Executive’s executive offices in New York, NY by more than 50 miles from its current location.

provided, however. that no event described in clause (i) through (v) shall constitute Good Reason unless (A) Executive has given the Company written notice of the termination. setting forth the conduct of the Company that is alleged to constitute Good Reason, within thirty (30) days of the first date on which Executive has knowledge of such conduct, and (B) Executive has provided the Company at least thirty (30) days following the date on which such notice is provided to cure such conduct and the Company has failed to do so. Failing such cure, a termination of employment by Executive for Good Reason shall be effective on the day following the expiration of such cure period.

4.2 Voluntary Termination by Executive: Discharge for Cause.

(i) The Company shall have the right to terminate this Agreement for Cause (as hereinafter defined) or in the event the Company fails in the first year of this Agreement to meet a material part of its corporate goals as determined by the Company acting in a reasonable manner. In the event that Executive’s employment is terminated by the Company for Cause or failure in the first year of this Agreement to meet a material part of the Company’s corporate goals as determined by the Company acting in a reasonable manner or by Executive other than for Good Reason, as a result of Executive’s permanent disability or death, prior to the date of termination of Executive’s employment, or in connection with the Company’s provision of written notice of its intent not to renew the Employment Term under Section 1.2, Executive shall be entitled only to receive, Accrued Obligations.

(ii) As used herein, the term “Cause” shall mean (A) a material breach or material default (including, without limitation, any material dereliction of duty) by Executive of this Agreement, except for any such breach or default which is caused by Executive’s Permanent Disability; (B) Executive’s gross negligence, willful misfeasance or breach of fiduciary duty to the Company or its affiliates; (C) the commission by Executive of an act or omission involving fraud, material embezzlement, material misappropriation or material dishonesty in connection with Executive’s duties to the Company or its affiliates; (D) Executive’s conviction of, indictment for, or pleading guilty or nolo contendere to, any (x) felony or (y) other crime involving fraud or moral turpitude. For purposes of this subsection, no act or failure to act on Executive’s part shall be considered “willful” unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. With respect to clauses (A) and (B), Executive will be given notice and a 30·day period in which to cure such breach, only to the extent such breach can be reasonably expected to be able to be cured within such period.

5. General Provisions.

5.1 Modification; No Waiver. No modification, amendment or discharge of this Agreement shall be valid unless the same is in writing and signed by all parties hereto. Failure of any party at any time to enforce any provisions of this Agreement or any rights or to exercise any elections shall in no way be considered to be a waiver of such provisions, rights or elections and shall in no way affect the validity of this Agreement. The exercise by any party of any of its rights or any of its elections under this Agreement shall not preclude or prejudice such party from exercising the same or any other right it may have under this Agreement irrespective of any previous action taken.

5.2 Notices. All notices and other communications required or permitted hereunder or necessary or convenient in connection herewith shall be in writing and shall be deemed to have been given when hand delivered or mailed by registered or certified mail as follows (provided that notice of change of address shall be deemed given only when received):

If to the Company, to:	____________

If to Executive, to:	____________

Or to such other names or addresses as the Company or Executive, as the case may be, shall designate by notice to each other person entitled to receive notices in the manner specified in this Section.

5.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law provisions thereof.

5.4 Australian Laws. Executive acknowledges and agrees that, as an Australian listed company, the Company is subject to the laws of the Commonwealth of Australia and the State of Victoria and may from time to time be required to take action in compliance with those laws that may have an impact on its performance of this Agreement. Company shall make reasonable efforts to apprise Executive in advance of any such compliance obligation.

5.5 Force Majeure. Any delay or failure of performance by either party under this Agreement will not be considered a breach of this Agreement and will be excused to the extend caused by any occurrence beyond its reasonable control including, but not limited to, acts of God, power outages, events of war or terrorism or government restrictions.

5.6 Further Assurances. Each party to this Agreement shall execute all instruments and documents and take all actions as may be reasonably required to effectuate this Agreement. Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, or be prevented, interfered with or hindered by, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound, and further that Executive is not subject to any limitation on his activities on behalf of the Company as a result of agreements into which Executive has entered except for obligations of confidentiality with former employers.

5.7 Severability. Should any one or more of the provisions of this Agreement or of any agreement entered into pursuant to this Agreement be determined to be illegal or unenforceable, then such illegal or unenforceable provision shall be modified by the proper court or arbitrator to the extent necessary and possible to make such provision enforceable, and such modified provision and all other provisions of this Agreement and of each other agreement entered into pursuant to this Agreement shall be given effect separately from the provisions or portion thereof determined to be illegal or unenforceable and shall not be affected thereby.

5.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the heirs and representatives of Executive and the assigns and successors of Company, but neither this Agreement nor any rights or obligations hereunder shall be a signable or otherwise subject to hypothecation by Executive (except by will or by operation of the laws of intestate succession or by Executive notifying the Company that cash payment be made to an affiliated investment partnership in which Executive is a control person) or by Company, except that Company may assign this Agreement to any successor (whether by merger, purchase or otherwise) to all or substantially all of the stock, assets or businesses of Company, and the Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no succession had taken place.

5.9 Entire Agreement. This Agreement supersedes all prior agreements and understandings between the parties, oral or written. No modification, termination or attempted waiver shall be valid unless in writing. signed by the party against whom such modification, termination or waiver is sought to be enforced.

5.10 Counterparts; Electronic Signature. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original, and all of which taken together shall constitute one and the same instrument. This Agreement may be executed by electronic signature with original signatures to follow.

5.11 Cooperation. During the three years following the Employment Term, Executive shall give Executive’s assistance and cooperation, upon reasonable advance notice (which shall include due regard to the extent reasonably feasible for Executive’s employment obligations), in any legal proceeding relating to Executive’s position with the Company and its affiliates, or with respect to which Executive has knowledge which may be of assistance to the Company, including Executive’s attendance and truthful testimony where deemed appropriate by the Company, with respect to any investigation or the Company’s (or an affiliate’s) defense or prosecution of any existing or future claims or litigations or other proceeding relating to matters in which he was involved or had knowledge by virtue of Executive’s employment with the Company. The Company will reimburse Executive for reasonable out-of-pocket travel and legal costs and expenses incurred by him (in accordance with Company policy) as a result of providing such requested assistance, subject to Executive’s itemization and substantiation of such expenses.

5.12 Arbitration. If any contest or dispute arises between the parties with respect to this Agreement or Executive’s employment or termination thereof other than injunctive and equitable relief with regard to Sections 2 or 3 hereof or the Confidentiality Agreement, such contest or dispute shall be submitted to binding arbitration for resolution in New York, New York in accordance with the rules and procedures of the Employment Dispute Resolution Rules of the American Arbitration Association (“AAA”) then in effect. The decision of the arbitrator shall be final and binding on the parties and may be entered in any court of applicable jurisdiction. The parties shall bear their own legal fees in any arbitration and shall split the fees of the AAA and the arbitrator.

5.13 Withholding. The Company shall be entitled to withhold from any amounts to be paid or benefits provided to Executive hereunder any federal, state, local or foreign withholding, FICA and FUTA contributions. or other taxes. charges or deductions which it is from time to time required to withhold, as well as any amounts required to be withheld under the laws of the State of Victoria and Commonwealth of Australia.

5.14 Section 409A.

(i) The parties agree that this Agreement shall be interpreted to comply with or be exempt from Section 409A of the Code and the regulations and guidance promulgated thereunder to the extent applicable (collectively “Section 409A”), and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A.

(ii) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits considered “nonqualified deferred compensation” under Section 409A upon or following a termination of employment unless and until such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If Executive is deemed on the date of termination to be a ‘‘specified employee” within the meaning of that term under Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered nonqualified deferred compensation under Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of such “separation from service” of Executive, and (ii) the date of Executive’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 5.12(ii) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed on the first business day following the expiration of the Delay Period to Executive in a lump sum and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(iii) With regard to any provision here.in that provides for reimbursement of costs and expenses or in-kind benefits. except as permitted by Section 409A, (x) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (y) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement. or in-kind benefits, to be provided in any other taxable year, provided, that, this clause (y) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (z) such payments shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense occurred.

(iv) For purposes of Section 409A, Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole and absolute discretion of the Company.

[signature page follows]

IN WITNESS WHEREOF. the undersigned, intending to be legally bound, have executed this Agreement as of the date first written above.

IMMURON LIMITED

By:
Name:
Title:

Gary Jacob
Executive

SIGNATURE PAGE TO EMPLOYMENT AGREEMENT

Exhibit A

Release

In consideration for Immuron Limited, a company incorporated under the laws of Australia (the “Company”) paying or providing, as applicable, Gary Jacobs (“Executive”) the Severance Payments, as defined in the Employment Agreement by and between the Company and the Executive, dated as of February 11, 2019 (the “Employment Agreement”), Executive knowingly and voluntarily waives and releases all rights and claims, known and unknown, which Executive may have against the Company or any of its respective subsidiaries, affiliates or successors, or any of their current or former officers, directors, managers, employees, agents, insurance carriers, auditors, accountants, attorneys or representatives in their capacities as such (collectively, the “Releasees”), including any and all charges, complaints, claims, liabilities, obligations, promises, agreements, contracts, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses of any kind related to Executive’s employment or termination of employment with the Company. This includes claims for employment discrimination, harassment, wrongful termination, constructive termination, violation of public policy, breach of any express or implied contract, breach of any implied covenant, fraud, intentional or negligent misrepresentation, emotional distress, defamation, or any other claims, actual or potential, which in any way arise from or are related to Executive’s relationship with the Company, including, without limitation, relating to Executive’s compensation, the termination of the employment relationship, or any other conduct of the Company occurring prior to the execution of this General Release. This also includes a release of any claims under any federal, state or local laws or regulations, including, but not limited to Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. § 2000, et seq.; Americans with Disabilities Act, as amended, 42 U.S.C. § 12101 et seq.; the Rehabilitation Act of 1973, as amended, 29 U.S.C. § 701 et seq.; Age Discrimination in Employment Act, as amended, 29 U.S.C. § 621, et seq.; Civil Rights Act of 1866, and Civil Rights Act of 1991; 42 U.S.C. § 1981, et seq.; Equal Pay Act, as amended, 29 U.S.C. § 206(d); regulations of the Office of Federal Contract Compliance, 41 C.F.R. Section 60, et seq.; The Family and Medical Leave Act, as amended, 29 U.S.C. § 2601 et seq.; the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. § 201 et seq.; the Executive Retirement Income Security Act, as amended, 29 U.S.C. § 1001 et seq.; the Worker Adjustment and Retraining Notification Act, as amended, 29 U.S.C. § 2101 et seq.; the Federal False Claims Act, as amended, 31 U.S.C. §§ 3729 et seq.; the Dodd-Frank Wall Street Reform and Consumer Protection Act; the Sarbanes-Oxley Act of 2002; and any other federal, state or local laws of similar effect. Notwithstanding the generality of the foregoing, Executive does not release any claims which Executive may have to the following (collectively, the “Unreleased Claims”): (i) claims for unemployment compensation or any state disability insurance benefits pursuant to the terms of applicable state law, (ii) Executive’s right to continued participation in the Company’s group benefit plans pursuant to the terms and conditions of COBRA, if applicable (iii) Executive’s right to any Severance Payments or Accrued Benefits, as defined in the Employment Agreement, (iv) Executive’s right to any equity-based or similar type of award or incentive granted to Executive during employment with the Company (or any related agreement, arrangement or understanding with any Releasee), (v) Executive’s right to indemnification, (vi) Executive’s right to enforce the terms of this General Release, (vii) claims arising after the date Executive signs this General Release, (viii) claims that cannot lawfully be released or (ix) Executive’s right to bring to the attention of the Equal Employment Opportunity Commission claims of discrimination; provided, however, that Executive does release Executive’s right to secure any damages for alleged discriminatory treatment. The matters that are the subject of the releases referred to above (and, for the avoidance of doubt, excluding any Unreleased Claims) shall be referred to collectively as the “Released Matters.”

A-1

2. Executive warrants and represents that (a) Executive has not filed or authorized the filing of any complaints, charges or lawsuits against the Company with any governmental agency or court regarding any claims released in this General Release, and that if, unbeknownst to Executive, such a complaint, charge or lawsuit has been filed on Executive’s behalf, Executive will immediately cause it to be withdrawn and dismissed, (b) Executive has reported all hours worked as of the date of this General Release and has been paid all compensation, wages, bonuses, commissions, and/or benefits to which Executive may be entitled and no other compensation, wages, bonuses, commissions and/or benefits are due to Executive, except as provided in this General Release (including any Unreleased Claim), (c) Executive has no known workplace injuries or occupational diseases and has been provided and/or has not been denied any leave requested under the Family and Medical Leave Act or any state law counterpart, (d) Executive is executing this General Release voluntarily and without any duress or undue influence on the part or behalf of the Company, with full understanding of the terms and consequences, and (e) upon the execution and delivery of this General Release by the Executive, this General Release will be a valid and binding obligation of Executive, enforceable in accordance with its terms.

3. Executive understands and acknowledges that:

(a) This General Release constitutes a voluntary waiver of any and all rights and claims Executive has against the Releases, or any of them, as of the date Executive executes this General Release, for claims arising under the Age Discrimination in Employment Act, 29 U.S.C. 621, et seq.

(b) Executive has waived rights or claims pursuant to this General Release and in exchange for consideration, the value of which exceeds payment or remuneration to which Executive was already entitled.

(c) Executive is hereby advised to consult with an attorney of Executive’s choosing concerning this General Release prior to executing it.

(d) Executive has been afforded a period of [twenty-one (21) / forty-five (45)] days to consider the terms of this General Release and in the event Executive should decide to execute this General Release in fewer than [twenty-one (21) / forty-five (45)] days, Executive has done so with the express understanding that Executive has been given and declined the opportunity to consider this General Release for a full [twenty-one (21) / forty-five (45)] days, and waives the balance of the [twenty-one (21) / forty-five (45)] day period.

(e) Executive may revoke this General Release at any time during the seven (7) days following the date of execution of this General Release, and this General Release shall not become effective or enforceable until such revocation period has expired. Executive understands that if Executive does not sign this General Release or Executive signs and subsequently revokes this General Release before it becomes effective, Executive shall not be entitled to any of the Severance Benefits or to Bonus Severance.

*         *         *         *         *

EXECUTIVE

Gary Jacob
Date: 11 February, 2019

A-2